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                                                           OMB APPROVAL
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------                                            OMB Number:          3235-0362
FORM 5                                            Expires:      January 31, 2005
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                                                  hours per response ....... 1.0
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940
[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[ ] Form 3 Holdings Report
[x] Form 4 Transactions Reported
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1. Name and Address of Reporting Person*

   Eaton                              David                            H.
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   (Last)                            (First)                       (Middle)

   2400 E. Arizona Biltmore Circle
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                                     (Street)

   Phoenix                            Arizona                       85016
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   (City)                            (State)                        (Zip)
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2. Issuer Name AND Ticker or Trading Symbol

   Stratford American Corporation (STFA.OB)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   December 31, 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)
   [x] Director                          [x] 10% Owner
   [x] Officer (give title below)        [ ] Other (specify below)

   Chief Executive Officer
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7. Individual or Joint/Group Filing (Check applicable line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More Than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

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                          |             |             |             |                  |          |          |
                          |             |             |             |                  | 5. Amount|          |
                          |             |             |             |                  | of Secur-|          |
                          |             |             |             |   4.             | ities    |          | 7.
                          |             |             |             |   Securities     | Bene-    |          | Nature
                          |             |             |             |   Acquired (A)   | ficially | 6. Owner-| of
                          |             |             |             |   or Disposed    | Owned at | ship     | Indirect
                          |             | 2A.         |             |   of (D) (Instr. | End of   | Form:    | Bene-
                          |             | Deemed      |             |   3, 4 and 5)    | Issuer's | Direct   | ficial
                          | 2. Trans-   | Execution   | 3.          | ---------------- | Fiscal   | (D) or   | Owner-
                          | action Date | Date, if any| Transaction |       |(A)|      | Year     | Indirect | ship
1. Title of Security      | (Month/Day/ | (Month/Day/ | Code        | Amount|or |Price | (Instr.  | (I)      | (Instr.
(Instr. 3)                | Year)       | Year)       | (Instr. 8)  |       |(D)|      | 3 and 4) | (Instr.4)|  4)
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Common Stock                4/19/01                       J4 (1)     65,000  A    (1)    769,881       I         (2)
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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            |       |        |        |       |5.       |                 |             |       | 9.      |10.   |
            |       |        |        |       |Number   |                 |             |       | Number  |Owner-|
            |       |        |        |       |of       |                 |7.           |       | of      |ship  |
            |2.     |        |        |       |Deriv-   |                 |Title and    |       | Deriv-  |of    |
            |Conver-|        |        |       |ative    |                 |Amount of    |       | ative   |Deriv-|11.
            |sion   |        |        |       |Secur-   |                 |Underlying   |       | Secur-  |ative |Nature
            |of     |        |3A.     |       |ities    |6.               |Securities   |8.     | ities   |Secur-|of
            |Exer-  |        |Deemed  |       |Acquired |Date             |(Instr. 3    |Price  | Bene-   |ity:  |In-
            |cise   |3.      |Execu-  |       |(A) or   |Exercisable and  |and 4)       |of     | ficially|Direct|direct
            |Price  |Trans-  |tion    |4.     |Disposed |Expiration Date  |-------------|Deriv- | Owned   |(D) or|Bene-
1.          |of     |action  |Date,   |Trans- |of(D)    |(Month/Day/Year) |      |Amount|ative  | at End  |In-   |ficial
Title of    |Deriv- |Date    |if any  |action |(Instr.3,|-----------------|      |or    |Secur- | of      |direct|Owner-
Derivative  |ative  |(Month/ |(Month/ |Code   |4 and 5) |Date    | Expira-|      |Number|ity    | Year    |(I)   |ship
Security    |Secur- |Day/    |Day/    |(Instr.|-------- |Exer-   | tion   |      |of    |(Instr.| (Instr. |(Instr|(Instr.
(Instr. 3)  |ity    |Year)   |Year)   |8)     |(A) | (D)|cisable | Date   |Title |Shares|5)     | 4)      |4)    |4)
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Explanation of Responses:

(1) 65,000 shares of Common Stock were issued to the Eaton Family Trust in exchange for its holdings in SA Oil and Gas Corporation, valued at $18,200, pursuant to the Stock Purchase Agreement, dated March 22, 2001 by and among SA Oil and Gas Corporation, its Shareholders, and Stratford American Corporation.

(2) These shares are owned directly by the Eaton Family Trust and indirectly by David H. Eaton as a trustee of the Eaton Family Trust.

/s/ David H. Eaton                              2/13/03
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David H. Eaton individually and as                Date
a trustee of the Eaton Family Trust
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.